Exhibit 3.1
PEBBLEBROOK HOTEL TRUST

ARTICLES OF AMENDMENT

Pebblebrook Hotel Trust, a Maryland real estate investment trust (the “Trust”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “SDAT”) that:

FIRST: The Declaration of Trust of the Trust (the “Declaration”) is hereby amended by entirely replacing Section 5.3 with the following:

“Section 5.3. Resignation or Removal. Any Trustee may resign by written notice to the Board, effective upon execution and delivery to the Trust of such written notice or upon any future date specified in the notice. Subject to the rights of holders of one or more classes or series of Preferred Shares (as hereinafter defined) to elect or remove one or more Trustees, a Trustee may be removed at any time, with or without cause, by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of Trustees.”

SECOND: The foregoing amendment to the Declaration has been duly approved by the Board of Trustees and the shareholders of the Trust as required under the Maryland REIT Law and the Declaration.

THIRD: The undersigned acknowledges these Articles of Amendment to be the trust act of the Trust and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Trust has caused these Articles of Amendment to be executed under seal in its name and on its behalf by its Chief Executive Officer and attested by its Secretary on this 1st day of June, 2026.

ATTEST:	PEBBLEBROOK HOTEL TRUST

/s/ Raymond D. Martz	/s/ Jon E. Bortz
Name: Raymond D. Martz	Name: Jon E. Bortz
Title: Secretary	Title: Chief Executive Officer